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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (Amendment No. _____)*



                          FPA MEDICAL MANAGEMENT, INC.
                   -----------------------------------------
                               (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                        (Title of Class of Securities)




                                   302543103
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.  302543103               SCHEDULE 13G        PAGE       OF       PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              Stephen J. Dresnick, M.D.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                        524,952
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                         1,344,207
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                       524,952
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                   1,344,207
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   1,869,159(1)
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                   7.32
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 524,952 shares which may be acquired pursuant to stock options exercisable within 60 days of December 31, 1996 and 1,344,207 shares held by Kinserd Limited Partnership, a Delaware limited partnership ("KLP"). Dr. Dresnick is the sole limited partner of KLP and the sole shareholder, director and an officer of Kinserd, Inc., a Delaware corporation, the general partner of KLP.


                          PAGE       OF       PAGES
                               -----    -----

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Item 1.       ISSUER

       (a)    FPA MEDICAL MANAGEMENT, Inc.

       (b)    3636 Nobel Drive, 2nd Floor, San Diego, CA 92122

Item 2.       PERSON FILING

       (a)    Stephen J. Dresnick, M.D.

       (b)    6855 Red Road, Suite 400, Coral Gables, Florida 33134

       (c)    U.S.

       (d)    Common Stock, par value $.002 per share

       (e)    302543103

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

              N/A

Item 4.       OWNERSHIP


      This filing by Stephen J. Dresnick, M.D., relates to Common Stock par value $.002 per share, (the "Shares") of FPA Medical Management, Inc. (the "Issuer"). The principal executive offices of the Issuer are 3636 Nobel Drive, 2nd Floor, San Diego, California 92122. Dr. Dresnick's principal occupation is as President and Chief Executive Officer of Sterling Healthcare Group, Inc., a wholly owned subsidiary corporation of the Issuer

     Kinserd Limited Partnership ("KLP") is a limited partnership organized under the laws of the State of Delaware with its principal office and business located at 1201 Market Street, Suite 1618 Wilmington, Delaware 19801. The principal business of KLP is the investment in marketable securities. Kinserd, Inc. (the "Corporation") is the sole general partner and Dr. Dresnick is the sole limited partner of the Partnership. The Corporation is a corporation organized under the laws of the State of Delaware with its principal office and address located at 902 Market Street 13th Floor 1300 Delaware Trust Building, Wilmington, Delaware 19801. The principal business of the Corporation is acting as the general partner of the Partnership. Dr. Dresnick is the sole shareholder, a director and an officer of the Corporation.



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     The Partnership shares the power to vote or dispose the Shares beneficially owned by it with the Corporation and Dr. Dresnick. The Corporation may be deemed to be the beneficial owner of the Shares by virtue of, in its capacity as the general partner of the Partnership, it having the power to vote or direct the vote of these Shares and dispose or direct the disposition of these Shares for the Partnership. Dr. Dresnick, in his capacity as the sole shareholder, director and an officer of the Corporation may be deemed the beneficial owner of all Shares owned by the Corporation by virtue of his power to vote or direct the vote and dispose or direct the disposition of the Shares.

       (a)    1,869,159

       (b)    7.32%

       (c)    (i)    524,952
              (ii)   1,344,207
              (iii)  524,952
              (iv)   1,344,207

Item 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

              N/A

Item 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              N/A






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Item 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              N/A

Item 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              N/A

Item 9.       NOTICE OF DISSOLUTION OF GROUP

              N/A

Item 10.      CERTIFICATION


     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of an do not have the effect of changing or influencing the control of the issuer of such securities and were not acquire in connection with or as a participant in any transaction having such purposes or effect.

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                                   SIGNATURE

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: February 12, 1997


                                   /s/ Stephen J. Dresnick, M.D.
                                   -----------------------------------------
                                   Stephen J. Dresnick, M.D.